Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

16 April 2021

Immutep receives A$1,155,055 R&D Tax Incentive

SYDNEY, AUSTRALIA - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”), is pleased to announce that it has received a A$1,155,055 cash rebate from the Australian Federal Government’s R&D tax incentive program. The cash rebate provided in respect of expenditure incurred on eligible R&D activities conducted in the 2020 fiscal year, mainly related to the Company’s TACTI-mel and TACTI-002 clinical study using its lead compound eftilagimod alpha (“efti” or “IMP321”), conducted in Australia.

This follows approval from AusIndustry of Immutep’s application for an Advance/Overseas Finding. Due to the Advance Finding, both Immutep’s Australian and overseas research and development activities related to the TACTI-002 Australian sites are eligible for the R&D Tax Incentive for a period of three years to 30 June 2021.

Immutep will apply the funding towards furthering its current active clinical trial programs for its lead product, eftilagimod alpha.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer, infectious disease, and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Chief Executive Officer of Immutep Limited.